ULTRAPETROL (Bahamas) Ltd.

Fourth Quarter & FY 2012

Earnings Call Presentation

March 15, 2013

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2012
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
FY 2012 & Subsequent Events Highlights

($000's)	Year ended December 31, 2012	Year ended December 31, 2011	% Change	4Q 12	4Q 11	% Change
Revenues	$313,169	$304,482	3%	$86,340	$96,151	-10%
Adjusted EBITDA [(1)]	$32,045	$54,028	-41%	$6,162	$16,140	-62%
Net (loss) as reported	($63,657)	($18,805)	239%	($31,552)	($6,454)	389%
EPS as reported (In $ per share)	($1.80)	($0.64)	181%	($0.60)	($0.22)	173%
Adjustments to Net Loss as reported						
Yard EBITDA from Touax barge sale	2,086	-		1,259	-	
Income tax gain on Exchange Variance [(2)]	(1,385)	(3,615)	-62%	(77)	(503)	-85%
Non-cash loss on write-down of vessels	16,000	-		16,000	-	
Extinguishment of Debt one time event	940	-		940	-	
Adjusted net (loss)	($46,016)	($22,420)	105%	($13,430)	($6,957)	93%
Adjusted EPS (In $ per share)	($1.30)	($0.76)	71%	($0.26)	($0.24)	8%

- On December 12, 2012, we closed an Investment Agreement with Southern Cross pursuant to which we sold 110,000,000 shares of newly issued common stock at a purchase price of $2.00 per share. We received proceeds of $220.0 million from the transaction
- On January 23, 2013, we repurchased $80.0 million of our outstanding Convertible Senior Notes in accordance with the provisions of the indenture governing the Convertible Senior Notes. The Convertible Senior Notes were repurchased at par plus accrued and unpaid interest to, but excluding, the date of repurchase, for a total price of $1,001.61 per $1,000.00 principal amount of Convertible Senior Notes. No Convertible Senior Notes remain outstanding

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
4Q 2012 Adjusted EBITDA vs. 4Q 2011

Adjusted EBITDA per segment	4Q 12	4Q 11	Difference	% Change
River Business	(826)	10,552	(11,378)	
Offshore Supply Business	8,094	5,990	2,104	35%
Ocean Business	(1,827)	168	(1,995)	
Total Segment Adjusted EBITDA	**$5,441**	**$16,710**	**($11,269)**	**-67%**
Items not included in Segment Adjusted EBITDA				
Financial (loss) income	(49)	24	(73)	
Other financial income (loss)	770	(594)	1,364	
Adjusted Consolidated EBITDA	**$6,162**	**$16,140**	**($9,978)**	**-62%**

- **Our River Business EBITDA for 4Q 2012 decreased $11.4 million when compared to the same period of 2011 mainly as a result of a 28% drop in net tons transported driven by the severe drought and abnormally low river levels that impacted the region in 2012**
- **Our Offshore Supply Business Adjusted EBITDA increased 35% to $8.1 million from $6.0 million in 4Q 2011 mostly as a result of the operation of our *UP Jade* which entered into operation on August 10, 2012, to the increase in operating days of our *UP Diamante* which underwent drydock during 4Q 2011, and to the operation of our *UP Jasper***
- **Our Ocean Business Adjusted EBITDA decreased $2.0 million to $(1.8) million in 4Q 2012 mostly as a result of the offhire days associated with the scheduled drydock performed on our container feeder vessel *Argentino* and to the offhire days of our product tanker *Amadeo* on account of repairs**
- **Non-cash variance of $1.4 million in Other Financial (loss) income mainly associated to rate of exchange variations at the end of the period which have an effect over our accounting in local currencies**

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
4Q 2012 vs. 4Q 2011

FINANCIAL HIGHLIGHTS RIVER ($000's)	Year ended December 31, 2012	Year ended December 31, 2011	% Change	4Q 12	4Q 11	% Change
Net Tons Transported	3,456,010	4,520,698	-24%	744,317	1,037,848	-28%
Revenues	$163,279	$174,594	-6%	$48,279	$61,076	-21%
Voyage and Manufacturing Expenses	(94,741)	(87,021)	9%	($31,934)	($34,343)	-7%
Gross Margin	68,538	87,573	-22%	16,345	26,733	-39%
Running Costs	(53,912)	(45,698)	18%	(13,559)	(14,721)	-8%
Administrative and commercial expenses	(15,946)	(13,423)	19%	(4,861)	(4,130)	18%
Other operating income	4,353	4,825	-10%	231	3,202	-93%
Investment in Affiliates	(1,168)	(1,042)	12%	(181)	(357)	-49%
Yard Ebitda from Touax Sale	2,086	-		1,259	-	
Other net	(201)	(791)	-75%	(60)	(175)	-66%
Segment Adjusted EBITDA	3,750	31,444	-88%	(826)	10,552	

- **River Business revenues are composed by transportation revenues and third party barge sales**
- **Revenues associated to our transportation activities decreased for 4Q 2012 as compared to the same period of 2011 as a result of a 28% decrease in net tons transported year on year as a result of a severe drought that impacted the soybean production for the entire year and related abnormally low river levels which impacted on us severely since the cargo mix for FY 2012 was greatly focused on iron ore**
- **Voyage and Manufacturing Expenses increased in 2012 when compared to 2011 mainly as a consequence of the larger number of barges manufactured during 2012 as compared to 2011. Voyage expenses for transportation decreased in 4Q 2012 as compared to the same period of 2011. However such a decrease was far less in proportion to the reduction in volumes carried thus resulting in an increase of 28% on a per ton basis over the 744 thousand tons carried**
- **Similarly, running costs, in spite of having decreased $1.2 million in total during 4Q 2012 as compared to 4Q 2011, increased 28% on a per ton basis period on period mainly as a result of the low volumes carried**

River Business
What happened in 2012?

2012 has brought the worst set of climatic, operational and economical conditions for our River Business:

Severe drought



Paraguayan Seeded Area & Production (1)
Seeded Area
Production
Million Hectares & Tons
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
6.5
2.9
7.1
3.0
4.4
3.1
7.8
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013(P)

- Early in 2012 temperatures were already above the historical average with almost no rainfall during the critical stage of the season
- On average, 65% of our cargo mix is soybean and its derivatives ➔ Drop in production had a major impact on our volume
- In 2011, we transported 2.7 million tons of soybean and its derivatives vs. 1.8 million tons in 2012 ➔ a 33% decrease
- Lower absorption of fixed costs embedded on this segment

Very low river levels



Ladario Port – Paraguay River (2)
River Level (In Meters)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
10 year Median
2012
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

- Fuel and operating expenses increased significantly per ton of cargo carried since each pushboat has to tow the same number of barges containing less cargo ➔ decrease in efficiency
- Low river levels prevented us from sailing through critical river passages with a full tow forcing us to break tow frequently ➔ Increases in fuel and operating expenses as well as delays in transit times
- Navigability was totally impaired earlier than expected which shut down transportation completely in certain segments of the river ➔ Erosion from fixed cost
- Additionally, repairs had to be performed on barges and pushboats damaged by low water levels

(1) Source: USDA Foreign Agricultural Service – Updated March 11, 2013
(2) Company Sources – Reference port of the Hidrovia

River Business
90% of Paraguayan crop already collected [1]

- Normal rainfall – close to 8.0 million ton crop of which 90% has already been collected
- Normal wheat and maize production to be collected in June may have a further positive impact in 2013
- Contract renewals: most of our 3-year Contracts of Affreightments entered into with our clients at the end of 2009 were renewed at higher levels ➔ New rates restore historical EBITDA margins and provide for reopenings if operating costs escalate in the future (all contracts continue to be adjusted by fuel variations)
- River levels expected to remain normal for navigation
- Fuel savings related to our re-engined pushboats ➔ Lower fuel costs, lower pushboat rotation time
- Increases in transport capacity ➔ Ended 2011 with 1.17 million tons of capacity vs. 1.23 million tons as of year-end 2012 ➔ 5% increase



Total rains in Paraguay (2)
Rainfall (in mm)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
2011 crop
2012 crop
2013 crop
Accumulated

2013 = Volume increase from 2011 crop + Significant increase in rates + Incremental Company Capacity + Fuel Savings

(1) Newspaper article – Última Hora, March 14, 2013
(2) Company Sources

River Business
Proforma (basis 2011 numbers)

Proforma 2011 River segment transportation EBITDA


40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
25.0
9.7
1.7
36.5
Transportation EBITDA
Freight Increase example of 35%
Volume increase (5%)
Proforma trasportation 2011

- **Proforma assumptions of our 2011 River Business Transportation EBITDA:**
  - **35% increase in freights used as an example for proforming purposes**
  - **Volume increase of 5% related to the estimated increase in static capacity through 2012**
  - **2011 EBITDA margin used for proforming purposes**

River Business
Punta Alvear yard – Historical production



Punta Alvear barge production (combination of dry & tank barges)
Number of barges
70
60
50
40
30
20
10
0
45
61
2012
2013 (P)

- Adjusted EBITDA generation from third party barge sales in 2012 was $13.9 million
- Our barge-building facility is expected to keep adding capacity for our own fleet as well as for third parties operating in foreign markets to our own
- We have most of our production for 2013 booked for third party sales, while leaving available capacity to build for ourselves as well

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
4Q 2012 vs. 4Q 2011

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY ($000's)	Year ended December 31, 2012	Year ended December 31, 2011	% Change	4Q 12	4Q 11	% Change
Revenues	76,661	64,606	19%	22,501	17,972	25%
Voyage Expenses	(5,242)	(4,083)	28%	(1,783)	(1,370)	30%
Running Costs	(38,163)	(34,769)	10%	(10,930)	(9,029)	21%
Administrative and commercial expenses	(7,531)	(8,709)	-14%	(2,071)	(3,073)	-33%
Other operating income	2,828	3,390	-17%	634	1,581	-60%
Net (loss) attributable to non-controlling interest in subsidiaries	(893)	(570)	57%	(258)	(90)	187%
Other net	(7)	3		1	-	
Net gain (loss) on derivatives	-	(16)		-	(1)	
Segment Adjusted EBITDA	$27,653	$19,852	39%	$8,094	$5,990	35%

- **Our revenues increased $4.5 million in 4Q 2012 relative to the same period of 2011 mainly as a result of the operation of our *UP Jade* which entered into operation on August 10, 2012, to the increase in operating days of our *UP Diamante* which underwent drydock during 4Q 2011, and to the operation of our *UP Jasper* which entered into operation on September 29, 2011**
- **Voyage Expenses increased $0.4 million from $1.4 million in 4Q 2012 as compared to the same period of 2012 mainly related to the operation of our *UP Jade* which entered into operation with Petrobras on August 10, 2012**
- **Running Costs for 4Q 2012 increased 21% as compared to the same period of 2011 mostly on account of our *UP Jade* and by higher operating days related to drydock performed by our *UP Diamante* during 4Q 2011**
- **Our Offshore segment adjusted EBITDA in 4Q 2012 of $8.1 million is 35% higher than the same period of last year**

Offshore Supply Business
Petrobras' Business and Management Plan 2012-2016

Petrobras Press Release (1)

Rio de Janeiro, February 28th, 2013 – Petróleo Brasileiro S.A.– Petrobras announces that, on February 20th , oil production at Petrobras-operated fields in the pre-salt areas of Campos and Santos Basins reached the mark of 300,000 barrels of oil per day (bpd).

Between 2014 and 2016, another 11 new platforms will go on stream for pre-salt production: ten in Santos Basin and one in Campos Basin. This will allow oil production operated by Petrobras in the pre-salt to exceed 1,000,000 barrels of oil per day in 2017.



Petrobras' Historical CAPEX (1)
In billions
E&P
Total
E&P 2012-2016
Total 2012-2016
0
10
20
30
40
50
60
70
80
4.9
8.5
6.3
11.6
7.5
16.5
11.1
24.1
14.2
29.0
15.9
35.4
18.6
43.4
18.6
43.2
141.8
236.5
2004
2005
2006
2007
2008
2009
2010
2011
'12 - '16

Critical Resources	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		(3) By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 (1)	65 (2)
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83

(1) Petrobras Press Release, February 28, 2013
(2) Source: Petrobras' website

Offshore Supply Business
UP Offshore fleet list today

- UP Amber (second Indian vessel newbuilt) was delivered to us on January, 30, 2013
- 2 PSVs remain under construction in India
- All existing contracts have been extended in direct continuation of their previous one

	Current Rate	Approx. Expiry	New Contract Duration	Expected Rate	Comment
UP Agua-Marinha	USD 28,000	April 2013	4 years	USD 35,380	Agreed rate - awaiting Board approval
UP Topazio	USD 28,000	May 2013	4 years	USD 35,380	Agreed rate - awaiting Board approval
UP Diamante	USD 28,000	May 2013	4 years	USD 35,380	Agreed rate - awaiting Board approval
UP Esmeralda	USD 26,200	June 2013	4 years	USD 31,950	Awaiting Board approval
UP Safira	USD 26,200	October 2013			
UP Rubi	USD 34,000	November 2013			
UP Turquoise	USD 30,350	May 2015			
UP Jade	USD 33,000	September 2016			
UP Jasper	USD 24,490 (1)	March 2013			Initiated extension negotiations
UP Amber			4 years	USD 32,950	Awaiting Board approval 4-year contract starting August 2013)
UP Pearl			4 years	USD 32,950	Under construction - Awaiting Board approval (4-year contract starting August 2013)
UP Onyx					Under construction

(1) Varies depending on Pound exchange rate – Assumed at USD 1.58 / Pound

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
4Q 2012 vs. 4Q 2011

FINANCIAL HIGHLIGHTS OCEAN ($000's)	Year ended December 31, 2012	Year ended December 31, 2011	% Change	4Q 12	4Q 11	% Change
Revenues	$73,229	$65,282	12%	$15,560	$17,103	-9%
Voyage Expenses	(26,385)	(21,148)	25%	(5,519)	(6,148)	-10%
Running Costs	(35,984)	(31,888)	13%	(9,657)	(9,361)	3%
Administrative and commercial expenses	(8,908)	(7,472)	19%	(2,002)	(1,414)	42%
Other operating income (expenses)	1,195	42	2745%	(76)	(43)	77%
Investment in Affiliates	(7)	(31)	-77%	(6)	12	
Other net	(453)	167		(127)	19	
Segment Adjusted EBITDA	$2,687	$4,952	-46%	($1,827)	$168	

- **Decrease in revenues of 9% when comparing 4Q 2012 against 4Q 2011 resulted mainly a decrease in revenues from our *Argentino* on account of its drydock and to our *Amadeo* on account of its offhire days, both during 4Q 2012**
- **Voyage Expenses decreased mainly driven by the decrease in operating days of our *Argentino* related to its drydock and to the offhire days of our *Amadeo* related to repairs, both during 4Q 2012**
- **Running Costs increased mostly due to increases crew and maintenance costs as well as other running costs and to the operation of our *Paraná Petrol* which was idle in 2011**

Ocean Business
Product Tankers & Feeder Container Trade Evolution

Product Tankers

- All of our vessels remained employed at their current contracts
- Some of them have seen their rates increase retroactively based on cost (mostly salary) increases incurred in the recent past
- Our Product Tanker, Amadeo, suffered and impairment charge of $16.0 million to adjust its carrying value with its fair value

Feeder Container Vessels – *MV Asturiano & MV Argentino*

- Performance of our feeder container service has been strong during 2012 as a whole while experiencing a decline in the fourth quarter of 2012 resulting from the drydock undergone by our *Argentino*
- Southbound container transportation was during the quarter at high occupancy rates ➔ Northbound leg still has available transport capacity but has improved significantly as the operation progressed



Quarterly Revenues per Leg
In ($ Millions)
8.0
6.0
4.0
2.0
-
Southbound
Northbound
2.0
3.1
3.5
2.0
6.6
2.0
7.0
2.3
4.6
2.5
6.4
3.3
6.4
3.3
4.3
1.9
1Q 2011
2Q 2011
3Q 2011
4Q 2011
1Q 2012
2Q 2012
3Q 2012
4Q 2012

Ultrapetrol (Bahamas) Ltd.
New equity issuance

Enhancement of liquidity & balance sheet – Setting strong base for growth

(In USD million)	September 30, 2012	December 31, 2012	December 31, 2012 (PF)[1]
Cash and cash equivalents	14.9	222.2	139.2
Total current assets	114.1	307.0	224.0
Vessels and equipment, net	665.9	647.5	647.5
Other Non current assets	55.6	55.8	55.8
Total noncurrent assets	721.6	703.3	703.3
Total assets	**835.7**	**1010.3**	**927.3**
Long Term Debt	519.0	517.6	437.6
Total liabilities	**616.6**	**603.8**	**520.8**
Total equity	212.6	399.8	406.5
Number of shares outstanding	30,011,628	140,419,487	140,419,487

(In USD million)	September 30, 2012	December 31, 2012	December 31, 2012 (PF)	% change
Debt	519.0	517.6	437.6	-16%
Debt / Capitalization	2.44	1.29	1.08	-56%
Net Debt	504.1	295.3	298.4	-41%
LTM Scheduled Repayments	17.7	20.9	20.9	18%
Cash to LTM Scheduled Repayments	0.84	10.62	6.65	690%

- **New equity provides liquidity to fund future growth**
- **Performed a significant deleveraging by prepaying our $80.0 million Convertible Notes due 2017 that will save us $5.9 million in interest per year**
- **The Company focused its growth in the river and offshore segments and eliminated its exposure to international ocean shipping in 2009 and 2010**
- **Our strategy going forward is to continue to focus in these two sectors where fundamentals and growth remain very strong. With additional equity we are ideally positioned to capture this opportunity without substantial additional debt**

(1) Proformes for the prepayment of our $80.0 million Convertible Senior Notes due 2017

Ultrapetrol
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Year ended December 31, 2012	Year ended December 31, 2011	% Change	4Q 12	4Q 11	% Change
Revenues						
Attributable to River Business	$163,279	$174,594	-6%	$48,279	$61,076	-21%
Attributable to Offshore Supply Business	76,661	64,606	19%	22,501	17,972	25%
Attributable to Ocean Business	73,229	65,282	12%	15,560	17,103	-9%
Total revenues	**313,169**	**304,482**	**3%**	**86,340**	**96,151**	**-10%**
Voyage expenses						
Attributable to River Business	(94,741)	(87,021)	9%	(31,934)	(34,343)	-7%
Attributable to Offshore Supply Business	(5,242)	(4,083)	28%	(1,783)	(1,370)	30%
Attributable to Ocean Business	(26,385)	(21,148)	25%	(5,519)	(6,148)	-10%
Total voyage expenses	**(126,368)**	**(112,252)**	**13%**	**(39,236)**	**(41,861)**	**-6%**
Running costs						
Attributable to River Business	(53,912)	(45,698)	18%	(13,559)	(14,721)	-8%
Attributable to Offshore Supply Business	(38,163)	(34,769)	10%	(10,930)	(9,029)	21%
Attributable to Ocean Business	(35,984)	(31,888)	13%	(9,657)	(9,361)	3%
Total running costs	**(128,059)**	**(112,355)**	**14%**	**(34,146)**	**(33,111)**	**3%**
Amortization of Dry Dock & Intangible Assets	(4,938)	(4,253)	16%	(1,476)	(1,144)	29%
Depreciation of Vessels and Equipment	(38,914)	(34,891)	12%	(10,107)	(8,833)	14%
Loss on write-down vessels	(16,000)	0		(16,000)	0	
Administrative and commercial expenses	(32,385)	(29,604)	9%	(8,934)	(8,617)	4%
Other operating income	8,376	8,257	1%	789	4,740	-83%
Operating profit (loss)	**($25,119)**	**$19,384**		**($22,770)**	**$7,325**	
Attributable to River Business	(18,963)	13,138		(7,574)	6,201	
Attributable to Offshore Supply Business	17,615	10,999	60%	5,462	3,495	56%
Attributable to Ocean Business	(23,771)	(4,753)	400%	(20,658)	(2,371)	771%
Segment Adjusted EBITDA						
Attributable to River Business	3,750	31,444	-88%	(826)	10,552	
Attributable to Offshore Supply Business	27,653	19,852	39%	8,094	5,990	35%
Attributable to Ocean Business	2,687	4,952	-46%	(1,827)	168	
Financial Income	6	332	-98%	(49)	24	
Other financial expense	(2,051)	(2,552)	-20%	770	(594)	
Adjusted EBITDA	**$32,045**	**$54,028**	**-41%**	**$6,162**	**$16,140**	**-62%**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Year ended December 31, 2012	Year ended December 31, 2011	4Q 12	4Q 11
Revenues	$313,169	$304,482	$86,340	$96,151
Voyage Expenses	(126,368)	(112,252)	(39,236)	(41,861)
Running Costs	(128,059)	(112,355)	(34,146)	(33,111)
Depreciation and amortization	(43,852)	(39,144)	(11,583)	(9,977)
Loss on write-down vessels	(16,000)	0	(16,000)	0
Administrative and commercial expenses	(32,385)	(29,604)	(8,934)	(8,617)
Other operating income	8,376	8,257	789	4,740
Operating income (loss)	**(25,119)**	**19,384**	**(22,770)**	**7,325**
Financial expense and other Financial expenses	(39,061)	(37,978)	(9,315)	(9,479)
Financial Income	6	332	(49)	24
Net Gains (Losses) on Derivatives, net	-	(16)	-	(1)
Investment in Affiliates	(1,175)	(1,073)	(187)	(345)
Other, net	(661)	(621)	(186)	(156)
Income Taxes	3,246	1,737	1,213	(3,732)
Net (loss) attributable to non-controlling interest in subsidiaries	(893)	(570)	(258)	(90)
Net (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($63,657)**	**($18,805)**	**($31,552)**	**($6,454)**
EPS (In USD)	($1.80)	($0.64)	($0.60)	($0.22)
Adjusted EBITDA	**$32,045**	**$54,028**	**$6,162**	**$16,140**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(1,385)	(3,615)	(77)	(503)
Yard Ebitda from Touax Sale	2,086	-	1,259	-
Non-Cash Loss on write-down of vessels	16,000	-	16,000	-
Extinguishment of debt one time event	940	-	940	-
Adjusted net (loss)	**($46,016)**	**($22,420)**	**($13,430)**	**($6,957)**
Adjusted EPS (In $)	**($1.30)**	**($0.76)**	**($0.26)**	**($0.24)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At December 31, 2012	At December 31, 2011	% Change
ASSETS			
Cash & Cash Equivalents	$222,215	$34,096	552%
Accounts Receivables	36,487	30,993	18%
Other Current Assets	48,288	41,044	18%
Vessels and Equipment, Net	647,519	671,445	-4%
Non-current Other Receivables	22,758	15,370	48%
Non-current Restricted Cash	1,464	1,483	-1%
Other Non-current Assets	31,587	35,856	-12%
TOTAL ASSETS	**$1,010,318**	**$830,287**	**22%**
LIABILITIES			
Accounts Payable	32,450	32,824	-1%
Accrued Interest	4,858	4,769	2%
Current Portion of Long-term Financial Debt	129,031	21,504	500%
Other Current Liabilities	32,406	14,791	119%
Long-term Financial Debt	388,521	491,489	-21%
Deferred Income Tax Liability	12,441	12,951	-4%
Non-current Other Payables	4,112	1,788	130%
UPB Shareholder's Equity	399,751	244,297	64%
Non-controlling interest in subsidiries	6,748	5,874	15%
TOTAL LIABILITIES	**$1,010,318**	**$830,287**	**22%**

Ultrapetrol
Debt Repayment Schedule

- On January 18, 2013, we entered into a loan agreement of up to $84.0 million with DVB, NIBC and ABN Amro (as co-lenders) to refinance the advances made under the Indian PSVs of the DVB / Natixis and DVB / NIBC facilities
- Our $80.0 million convertible notes have been repurchased in full on January 23, 2013. No convertible notes remain outstanding
- Balanced yearly principal repayments in the medium term
- Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
- All of our long term loans are conservatively structured with loan to value ratios that match current values

Yearly Capital Repayments as of December 31, 2012, Excluding Repayment of $180.0 million Note in 2014 and prepayment of $80.0 million Convertible Note


DVB-Natixis repayment of $10.4 milllion related to *UP Amber*´s portion with proceeds from our new DVB / NIBC / ABN Amro $84.0 million loan facility
Principal Repayments (In $ millions)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
49.4
26.4
26.4
47.6
41.2
33.0
15.5
9.8
8.4
2013
2014
2015
2016
2017
2018
2019
2020
2021+

Thank You

Q & A

Appendix
Accumulated Cash Flow and EBITDA reconciliation

($000's)		Year ended Dec-12		Dec-11
Total cash flows provided by operating activities		(3,935)		14,757
Total cash flows (used in) investing activities		(32,513)		(97,863)
Total cash flows (used in) from financing activities		224,567		11,632
Net cash provided by operating activities from continuing operations	$	(3,935)	$	14,772
Net cash (used in) provided by operating activities from discontinued operations	$	-	$	(15)
Total cash flows from operating activities	$	(3,935)	$	14,757
Plus				
Adjustments from continuing operations				
Increase / Decrease in operating assets and liabilities		(2,098)		7,748
Expenditure for dry docking		5,978		3,478
Income Taxes		(2,969)		(1,737)
Financial Expenses		35,793		35,426
Gain on sale of vessels		3,564		-
Allowance for doubtfull accounts		(1,559)		(598)
Net loss attributable to non-controlling interest		(893)		(570)
Gains on derivatives,net		-		(16)
Yard Ebitda from Touax Sale		2,086		-
Other adjustments		(3,922)		(4,475)
Adjustments from discontinued operations				
Increase / Decrease in operating assets and liabilities		-		15
Financial Expenses		-		-
EBITDA as defined in the Notes due 2014 from continuing operations	$	32,045	$	54,028
EBITDA as defined in the Notes due 2014 from discontinued operations	$	-	$	-
Consolidated EBITDA as defined in the Notes due 2014	$	32,045	$	54,028
Adjusted Consolidated EBITDA	**$**	**32,045**	**$**	**54,028**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
4Q 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Fourth quarter ended December 31, 2012			
	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($7,574)	$5,462	($20,658)	($22,770)
Depreciation and amortization	5,730	2,889	2,964	11,583
Non-cash loss on write-down of vessels	-	-	16,000	16,000
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(181)	(258)	(6)	(445)
Yard Ebitda from Touax Sale	1,259	-	-	1,259
Other net	(60)	1	(127)	(186)
Segment Adjusted EBITDA	**($826)**	**$8,094**	**($1,827)**	**$5,441**
Items not included in Segment Adjusted EBITDA				
Financial income				(49)
Other financial expenses				770
Adjusted Consolidated EBITDA				**$6,162**

Appendix (cont'd)
4Q 2011 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Fourth quarter ended December 31, 2011 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$6,201	$3,495	($2,371)	$7,325
Depreciation and amortization	4,883	2,586	2,508	9,977
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(357)	(90)	12	(435)
Net gains (loss) on derivatives	-	(1.00)	-	(1)
Other net	(175)	-	19	(156)
Segment Adjusted EBITDA	**$10,552**	**$5,990**	**$168**	**$16,710**
Items not included in Segment Adjusted EBITDA				
Financial income				24
Other financial expenses				(594)
Adjusted Consolidated EBITDA				**$16,140**

Appendix (cont'd)
FY 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Year ended December 31, 2012 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($18,963)	$17,615	($23,771)	($25,119)
Depreciation and amortization	21,996	10,938	10,918	43,852
Non-Cash Loss on write-down of vessels	-	-	16,000	16,000
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(1,168)	(893)	(7)	(2,068)
Yard Ebitda from Touax Sale	2,086	-	-	2,086
Other net	(201)	(7)	(453)	(661)
Segment Adjusted EBITDA	**$3,750**	**$27,653**	**$2,687**	**$34,090**
Items not included in Segment Adjusted EBITDA				
Financial income				6
Other financial income				(2,051)
Adjusted Consolidated EBITDA				**$32,045**

Appendix (cont'd)
FY 2011 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Year ended December 31, 2011 Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$13,138	$10,999	($4,753)	$19,384
Depreciation and amortization	20,139	9,436	9,569	39,144
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(1,042)	(570)	(31)	(1,643)
Net gains (loss) on derivatives	-	(16)	-	(16)
Other net	(791)	3	167	(621)
Segment Adjusted EBITDA	**$31,444**	**$19,852**	**$4,952**	**$56,248**
Items not included in Segment Adjusted EBITDA				
Financial income				332
Other financial expenses				(2,552)
Adjusted Consolidated EBITDA				**$54,028**